UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-36487
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Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)
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Not Applicable
(Translation of Registrant's name into English)
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Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in the Board of Directors

On November 22, 2017, Atlantica Yield’s Board of Directors acknowledged the replacement of Ms. Maria Jose Esteruelas by Mr. Gonzalo Urquijo as a board member appointed by Abengoa, S.A. in accordance with our articles of association, with immediate effect. The Board of Directors expresses its gratitude for services rendered to Ms. Esteruelas, who has been on the Board since our initial public offering. Mr. Urquijo is also replacing Ms. Esteruelas as a member of the Nominating and Corporate Governance Committee. Mr. Urquijo is the Executive Chairman of Abengoa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: November 27, 2017